UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a)

USN CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

90341V 100

(Cusip Number)

Bhavik Jhaveri and Global Sun Enterprises Limited

c/o Treyzon & Associates

1875 Century Park East

Suite 700

Los Angeles, California 90067

(213) 407-5488

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3 3d-1(e), Rule 13d-1(f) or Rule 13d-l(g), check the following box   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page,

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Schedule 13D is filed in accordance with Rule 13d-2 of the Securities and Exchange Act of 1934, as amended, (the “Exchange Act”) by Bhavik Jhaveri ( “Reporting Person”).

ITEM 1 SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.0001 per share, which we refer to in this statement as the Common Stock of USN Corporation, a Colorado corporation, which we refer to in this statement as USN. The address of USN’s principal executive offices is 5215 North O’Connor, Suite 200, Irving, Texas 76039.

ITEM 2 IDENTITY AND BACKGROUND.

This statement is being filed by Bhavik Jhaveri. Mr. Jhaveri’s business address is Rm.1105-08, 11/F, Hilder Center, 2 Sung Ping Street, Hunghom, Kowloon, Hong Kong, and mailing address is c/o Treyzon & Associates, 1875 Century Park East, Suite 700, Los Angeles, California. Mr. Jhaveri’s principal occupation is as an individual investor.

During the last five years, Mr. Jhaveri has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws,

Mr. Jhaveri is a citizen of India and resides in Hong Kong.

ITEM 3 SOURCE-AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Jhaveri has via Global Sun Enterprises Limited, a company incorporated under the laws of British Virgin Islands acquired 11,251,244 shares of Common Stock over which he has sole voting and dispositive power in exchange for 10,000 shares in Altron Limited, pursuant to a Stock Purchase Agreement, dated June 17, 2005 by and among USN Corp. and Global Sun Enterprises Ltd. (the “Stock Purchase Agreement”). Mr. Jhaveri has beneficial ownership of Global Sun Enterprises Ltd., a company domiciled in British Virgin Islands.

ITEM 4. PURPOSE OF THE TRANSACTION,

Mr. Jhaveri acquired the shares in connection with the Stock Purchase Agreement as described herein in Item 3 of this Schedule 13D. Mr. Jhaveri acquired the shares for investment purposes. Mr. Jhaveri does not have any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through 0) of Item 4 of Schedule 13D, except that Mr. Jhaveri may acquire additional shares of the Common Stock and other securities of USN Corporation in open market transactions or otherwise. Any decision by Mr. Jhaveri either to purchase additional securities or to dispose of any securities will take into account various factors.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) As of the date of the filing of this statement, Mr. Jhaveri beneficially owns 11,251,244 shares of Common Stock, which is approximately 49. 8% of the shares of the Common Stock believed to be outstanding. Mr. Jhaveri beneficially owns a total of 11,251,244 shares with sole voting and dispositive power.

(c) Except 11,251,244 Shares of Common Stock acquired pursuant to this transaction, no transactions involving the Common Stock of USN have been effected by Mr. Jhaveri during the past 60 days.

(d) With respect to the11,251,244 Shares of Common Stock owned by Mr. Jhaveri, no other person is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such shares.

(e) Not applicable

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the Registration Rights Agreement, dated June 17, 2005, between USN Corporation and Global Sun Enterprises, Ltd., Mr. Jhaveri has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of USN Corporation, including but not limited to the transfer or voting of any of these securities, finder’s fees, joint ventures,, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS,

Description
7.1	Stock Purchase Agreement, dated June 17, 2005, by and among USN Corporation and Global Sun Enterprises Ltd.

7.2	Registration Right Agreement, dated June 17, USN Corporation and Global Sun Enterprises Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct,

Dated: October 18, 2005

Bhavik Jhaveri

/s/ Bhavik Jhaveri
Bhavik Jhaveri